UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 3, 2023

VELODYNE LIDAR, INC.

(Exact name of registrant as specified in charter)

Delaware	001-38703	83-1138508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5521 Hellyer Avenue San Jose, California	95138
(Address of principal executive offices)	(Zip Code)

(669) 275-2251

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol(s)	Name of exchange on which registered
Common stock, $0.0001 par value	VLDR	The Nasdaq Stock Market LLC
Warrants, each exercisable for three-quarters of one share of common stock	VLDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

The information disclosed in Item 8.01 below is incorporated herein by reference.

Item 8.01.	Other Events.

On February 3, 2023, Velodyne Lidar, Inc. (“Velodyne”) convened a special meeting of stockholders (the “Special Meeting”).

Velodyne adjourned the Special Meeting without any business being conducted, in order to allow Velodyne’s stockholders additional time to consider and vote on the proposals set forth in Velodyne’s definitive proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 8, 2022, as supplemented by Velodyne’s Current Reports on Form 8-K as filed with the SEC on January 13, 2023, January 27, 2023, January 31, 2023 and February 2, 2023 (the “Proxy Statement”).

The adjourned Special Meeting will reconvene on February 10, 2023 at 9:00 a.m. Pacific Time, to be held virtually, at the Velodyne special meeting website, https://www.virtualshareholdermeeting.com/VLDR2023SM.

The close of business on December 5, 2022 will continue to be the record date for the determination of stockholders of Velodyne entitled to vote at the Special Meeting. Stockholders of Velodyne who have previously submitted their proxy or otherwise voted and who do not want to change their vote do not need to take any action.

No changes have been made to the proposals to be voted on by stockholders at the Special Meeting. Velodyne encourages all of its stockholders to read the Proxy Statement, which is available free of charge on the SEC’s website at www.sec.gov.

During the period of adjournment, Velodyne will continue to solicit votes from its stockholders with respect to the proposals set forth in the Proxy Statement. Velodyne encourages all stockholders who have not yet voted to do so promptly.

On February 3, 2023, Velodyne issued a press release announcing the adjournment of the Special Meeting. A copy of the press release is furnished hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Velodyne and Ouster, Inc. (“Ouster”) that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the format and timing of the Special Meeting; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the SEC, including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in Part II, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne have filed with the SEC, and the SEC has declared effective on December 8, 2022, a registration statement on Form S-4 (File No. 333-268556), as amended, that includes a joint proxy statement of Ouster and Velodyne and also constitutes a prospectus with respect to shares of Ouster’s common stock to be issued in the proposed transaction (as amended and supplemented, the “Joint Proxy Statement/Prospectus”). Velodyne and Ouster commenced mailing of the Joint Proxy Statement/Prospectus to their respective stockholders on December 9, 2022 and December 14, 2022, respectively. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Ouster or Velodyne may file with the SEC. INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne that are filed or will be filed with the SEC by Ouster and Velodyne from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction is included in the Joint Proxy Statement/Prospectus filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits

Exhibit	Exhibit Description

99.1	Press Release dated February 3, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VELODYNE LIDAR, INC.

By:	/s/ Daniel Horwood
Name:	Daniel Horwood
Title:	General Counsel and Secretary

Date: February 3, 2023

Exhibit 99.1

Velodyne Lidar Adjourns Special Meeting of Stockholders to February 10, 2023

SAN JOSE, Calif. (February 3, 2023) – Velodyne Lidar, Inc. (Nasdaq: VLDR, VLDRW) announced that the Special Meeting of Stockholders (“Special Meeting”) scheduled to be held today to approve the proposed merger with Ouster, Inc. (NYSE: OUST) and related matters was convened and adjourned without conducting any business. The Special Meeting will reconvene at 9:00 a.m. PT on February 10, 2023 and will be held virtually at https://www.virtualshareholdermeeting.com/VLDR2023SM.

“Velodyne has adjourned its Special Meeting until next week to continue to solicit additional votes. Velodyne issued a joint press release with Ouster on February 1, which reflects achievement of guidance, Board designees, and strong financial position and cost savings attainable upon closing of the proposed merger,” said Dr. Ted Tewksbury, CEO and member of Velodyne’s Board of Directors. Dr. Tewksbury will serve as Executive Chairman of the combined company upon the successful completion of the proposed merger.

According to Velodyne bylaws, 50% of shareholders must participate to reach the required quorum for the Special Meeting. In addition, more than 50% of outstanding shares must be voted in favor of the merger to pass the proposal and Velodyne adjourned the meeting to allow for additional time to solicit votes in favor of the proposal. All stockholders of record as of the close of business on December 5, 2022 are entitled to vote and attend the Special Meeting.

The proxy card included with the previously distributed proxy materials will not be updated to reflect the adjournment and may continue to be used to vote shares in connection with the Special Meeting. Stockholders who have not submitted their proxy for the Special Meeting, or who wish to change or revoke their proxy, are urged to do so promptly. Stockholders who have previously submitted their proxy and do not wish to change or revoke their proxy need not take any action. If you are a stockholder of record and have questions or need assistance voting your shares, please contact the Company’s proxy solicitor Kingsdale Advisors by calling toll-free at 877-659-1821 or via email at contactus@kingsdaleadvisors.com.

Velodyne Lidar urges stockholders to please vote “FOR” the Company’s proposed merger with Ouster, Inc. Velodyne’s Board of Directors unanimously supports the merger. Further information on the proposed merger can be found in the Company’s definitive proxy statement ( click here), which highlights the following benefits:

•	Accelerated lidar adoption through leveraging complementary customer bases, industry partners and distribution channels as well as reduced production costs

•	Ability to leverage the combined strengths of both companies, which is expected to result in a more robust product suite and expanded commercial reach

•	A unified team for top-tier customer support and customer success

•

Strengthened financial position, including operational synergies to drive a more efficient cost structure and annualized cost savings, thus extending the cash runway – collectively, these attributes are expected to provide an improved path to profitability

Voting Information and How to Vote:

•

Voting can be done quickly and easily online at www.proxyvote.com. You will be asked to enter your “control number” as indicated on the proxy card mailed to each stockholder of record. If you are a beneficial stockholder and do not have your control number, please contact your broker; if you are a registered stockholder and do not have your control number, please contact the Company’s proxy solicitation firm Kingsdale Advisors by calling toll-free at 877-659-1821 or via email at contactus@kingsdaleadvisors.com.

•	To vote by phone, please dial 1-800-690-6903 and have your control number ready, which is available on the proxy card mailed to each stockholder of record.

•	To vote by mail, please mark, sign and date your proxy card and return it in the postage-paid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you did not receive your proxy information, please contact Velodyne Lidar’s Investor Relations Department at investorrelations@velodyne.com for a replacement copy to be sent by mail or email. Votes must be cast by 11:59 PM Eastern Time on Thursday, February 9, 2023.

About Velodyne Lidar

Velodyne Lidar (Nasdaq: VLDR, VLDRW) ushered in a new era of autonomous technology with the invention of real-time surround view lidar sensors. Velodyne, a global leader in lidar, is known for its broad portfolio of breakthrough lidar technologies. Velodyne’s revolutionary sensor and software solutions provide flexibility, quality and performance to meet the needs of a wide range of industries, including robotics, industrial, intelligent infrastructure, autonomous vehicles and advanced driver assistance systems (ADAS). Through continuous innovation, Velodyne strives to transform lives and communities by advancing safer mobility for all.

# # #

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Velodyne and Ouster that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the format and timing of the Special Meeting; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the SEC, including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in Part II, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne have filed with the SEC, and the SEC has declared effective on December 8, 2022, a registration statement on Form S-4 (File No. 333-268556), as amended, that includes a joint proxy statement of Ouster and Velodyne and also constitutes a prospectus with respect to shares of Ouster’s common stock to be issued in the proposed transaction (as amended and supplemented, the “Joint Proxy Statement/Prospectus”). Velodyne and Ouster commenced mailing of the Joint Proxy Statement/Prospectus to their respective stockholders on December 9, 2022 and December 14, 2022, respectively. This press release is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Ouster or Velodyne may file with the SEC. INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne that are filed or will be filed with the SEC by Ouster and Velodyne from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction is included in the Joint Proxy Statement/Prospectus filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.

Contact Information:

Investor Relations

Jordan Darrow

Darrow Associates, Inc.

InvestorRelations@velodyne.com

Media

Jane Maynard

Velodyne Lidar

PR@velodyne.com